1 CenterPoint Energy reports strong Q3 2021 earnings results • Q3 2021 earnings of $0.32 per diluted share; $0.33 per diluted share on a non-GAAP basis, including results from utility operations of $0.25 per diluted share and $0.08 from midstream investments reported under discontinued operations • Raising 2021 non-GAAP Utility EPS guidance (“Utility EPS”) range, for the 3rd time this year, to $1.26 - $1.28 • Utility EPS guidance range for 2022 raised to $1.36 - $1.38. Reiterating 8% Utility EPS annual growth rate target for 2022 through 2024 Houston – November 4, 2021 - CenterPoint Energy, Inc. (NYSE: CNP) today reported income available to common shareholders of $195 million, or $0.32 per diluted share, for the third quarter of 2021, compared to income available to common shareholders of $69 million, or $0.13 per diluted share, for the third quarter of 2020. On a non-GAAP basis, third quarter 2021 earnings were $0.33 per diluted share, with $0.25 per diluted share from utility operations, and $0.08 per diluted share from midstream investments which is reported under discontinued operations. This compared to $0.29 per diluted share from utility operations and $0.05 per diluted share from midstream investments in the third quarter of 2020. Both quarters included some one-time items. The third quarter of 2020 included a CARES Act benefit and unfavorable COVID-related impacts. Third quarter 2021 results include one-time costs related to our recent board-implemented governance changes and unfavorable weather and usage. “CenterPoint’s year-to-date financial performance in 2021 has been strong,” said Dave Lesar, President and Chief Executive Officer of CenterPoint Energy. “We continue to see the benefits of organic growth throughout our service territories combined with capital investments and O&M discipline which together are driving favorable earnings. As a result, we are raising our full year 2021 Utility EPS guidance again this quarter to a range of $1.26-$1.28 per diluted share. This is the 3rd Utility EPS guidance raise this year, demonstrating our confidence in our underlying business. With the latest increase in 2021 Utility EPS guidance, our corresponding expectations for 2022 Utility EPS will now also increase to $1.36 - $1.38 per diluted share.” Lesar added, “At our Analyst Day in September, we increased our 5-year capital plan to over $18 billion dollars and introduced our first ever 10-year capital plan of over $40 billion. This capital investment will be dedicated to safety, reliability, growth and enabling clean energy investments to benefit our customers and our investors. This includes opportunities from the recent legislative session in Texas. The increased level of capital is expected to support an annual Utility EPS growth target of 8% in 2022 through 2024, and the mid to high end of our 6-8% range each year after that through 2030.” For more information contact Media: Communications Media.Relations@CenterPointEnergy.com Investors: Philip Holder / Jackie Richert Phone 713.207.6500

2 We now have 6 quarters of meeting or exceeding expectations, but we believe that there is much more to come. We are demonstrating the pathway to a premium and we hope that you will be on board with us as a shareholder when that happens,” said Mr. Lesar. Earnings Outlook Given the pending merger between Enable and Energy Transfer, CenterPoint Energy will only be presenting a Utility EPS guidance range for 2021 and 2022 as Enable did not provide 2021 or 2022 guidance during its recent earnings call. In addition to presenting its financial results in accordance with GAAP, including presentation of income (loss) available to common shareholders and diluted earnings (loss) per share, CenterPoint Energy provides guidance based on non-GAAP income and non-GAAP diluted earnings per share. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure. Management evaluates CenterPoint Energy’s financial performance in part based on non-GAAP income and non- GAAP earnings per share. Management believes that presenting these non-GAAP financial measures enhances an investor’s understanding of CenterPoint Energy’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in these non-GAAP financial measures exclude items that Management believes do not most accurately reflect the company’s fundamental business performance. These excluded items are reflected in the reconciliation tables of this news release, where applicable. CenterPoint Energy’s non-GAAP income and non- GAAP diluted earnings per share measures should be considered as a supplement to, and not as a substitute for, or superior to, income available to common shareholders and diluted earnings per share, which respectively are the most directly comparable GAAP financial measures. These non-GAAP financial measures also may be different than non-GAAP financial measures used by other companies. Utility EPS Guidance Range • The Utility EPS guidance range includes net income from Electric and Natural Gas segments, as well as after tax Corporate and Other operating income and an allocation of corporate overhead based upon the Utility’s relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements, and other items directly attributable to the parent along with the associated income taxes. • 2021 Utility EPS guidance excludes: ◦ Earnings or losses from the change in value of ZENS and related securities ◦ Certain expenses associated with Vectren merger integration ◦ Earnings and losses associated with the ownership and disposal of midstream common and preferred units (including amounts reported in discontinued operations), net gain associated with the consummation of the pending merger between Enable and Energy Transfer, a corresponding amount of debt related to midstream common and preferred units, and an allocation of associated corporate overhead ◦ Cost associated with the early extinguishment of debt ◦ Gain and impact, including related expenses, associated with pending gas LDC sales

3 • 2022 Utility EPS guidance excludes: ◦ Earnings or losses from the change in value of ZENS and related securities ◦ Income and expense related to ownership and disposal of Energy Transfer units, a corresponding amount of debt related to the units and an allocation of associated corporate overhead To the extent the pending gas LDC sales or the pending merger between Enable and Energy Transfer do not occur in 2021, 2022 Utility EPS guidance will exclude the impacts associated with those items as referenced in the 2021 Utility guidance above. In providing this guidance, CenterPoint Energy does not consider the items noted above and other potential impacts such as changes in accounting standards, impairments or other unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. The 2021 and 2022 Utility EPS guidance ranges also consider assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates, and regulatory and judicial proceedings. In addition, the 2021 and 2022 Utility EPS guidance ranges assume the timing of pending gas LDC sales, the timing of pending merger between Enable and Energy Transfer, and the timing of our planned disposition of the Energy Transfer common units and preferred units that we expect to receive as part of the merger between Enable and Energy Transfer. To the extent actual results deviate from these assumptions, the 2021 and 2022 Utility EPS guidance ranges may not be met or the projected annual Utility EPS growth rate may change. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking non-GAAP diluted earnings per share because changes in the value of ZENS and related securities, future impairments, and other unusual items are not estimable and are difficult to predict due to various factors outside of management’s control.

Reconciliation of Consolidated income (loss) available to common shareholders and diluted earnings (loss) per share (GAAP) to non-GAAP income and non-GAAP diluted earnings per share

Quarter Ended

September 30, 2021

	Utility Operations		Midstream Investments (Disc. Operations)		Corporate and Other [4]		Consolidated	
	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]
Consolidated income (loss) available to common shareholders and diluted EPS [1]	$ 190	$ 0.32	$ 68	$ 0.11	$ (63)	$ (0.11)	$ 195	$ 0.32
ZENS-related mark-to-market (gains) losses:								
Marketable securities (net of taxes of $2) [2][3]	—	—	—	—	10	0.02	10	0.02
Indexed debt securities (net of taxes of $2) [2]	—	—	—	—	(9)	(0.02)	(9)	(0.02)
Impacts associated with the Vectren merger (net of taxes of $0) [2]	1	—	—	—	—	—	1	—
Impacts associated with pending gas LDC sales (net of taxes of $1) [2]	—	—	—	—	5	0.01	5	0.01
Corporate and Other Allocation	(39)	(0.07)	(18)	(0.03)	57	0.10	—	—
Consolidated on a non-GAAP basis	$ 152	$ 0.25	$ 50	$ 0.08	$ —	$ —	$ 202	$ 0.33

(1) Quarterly diluted EPS on both a GAAP and non-GAAP basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS. EPS figures for Utility Operations, Corporate and Other, and Discontinued Operations are non-GAAP financial measures.

(2) Taxes are computed based on the impact removing such item would have on tax expense

(3) Comprised of common stock of AT&T Inc. and Charter Communications, Inc.

(4) Corporate and Other, plus income allocated to preferred shareholders

4

Year-to-Date September 30, 2021	Utility Operations		Midstream Investments (Disc. Operations)		Corporate and Other [4]		Consolidated	
	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]	Dollars in millions	Diluted EPS [1]
Consolidated income (loss) available to common shareholders and diluted EPS [1]	$ 693	$ 1.15	$ 202	$ 0.34	$ (145)	$ (0.24)	$ 750	$ 1.25
ZENS-related mark-to-market (gains) losses:								
Marketable securities (net of taxes of $9) [2][3]	—	—	—	—	(31)	(0.05)	(31)	(0.05)
Indexed debt securities (net of taxes of $8) [2]	—	—	—	—	32	0.05	32	0.05
Impacts associated with the Vectren merger (net of taxes of $1) [2]	5	0.01	—	—	—	—	5	0.01
Impacts associated with pending gas LDC sales (net of taxes of $0, $1) [2]	(11)	(0.02)	—	—	(1)	—	(12)	(0.02)
Cost associated with the early extinguishment of debt (net of taxes of $7) [2]	—	—	—	—	27	0.04	27	0.04
Corporate and Other Allocation	(85)	(0.14)	(33)	(0.06)	118	0.20	—	—
Consolidated on a non-GAAP basis	$ 602	$ 1.00	$ 169	$ 0.28	$ —	$ —	$ 771	$ 1.28

(1) Quarterly diluted EPS on both a GAAP and non-GAAP basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS. EPS figures for Utility Operations, Corporate and Other, and Discontinued Operations are non-GAAP financial measures.

(2) Taxes are computed based on the impact removing such item would have on tax expense

(3) Comprised of common stock of AT&T Inc. and Charter Communications, Inc.

(4) Corporate and Other, plus income allocated to preferred shareholders

5

Quarter Ended September 30, 2020	Utility Operations		Midstream Investments (Disc. Operations)		Corporate and Other [6]		CES[1] & CIS[2] (Disc. Operations)		Consolidated	
	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]
Consolidated income (loss) available to common shareholders and diluted EPS	$ 186	$ 0.34	$ (72)	$ (0.13)	$ (39)	$ (0.07)	$ (6)	$ (0.01)	$ 69	$ 0.13
ZENS-related mark-to-market (gains) losses:										
Marketable securities (net of taxes of $18) [4][5]	—	—	—	—	(65)	(0.12)	—	—	(65)	(0.12)
Indexed debt securities (net of taxes of $18) [4]	—	—	—	—	66	0.12	—	—	66	0.12
Impacts associated with the Vectren merger (net of taxes of $0, $1) [4]	2	—	—	—	2	0.01	—	—	4	0.01
Severance costs (net of taxes of $1) [4]	4	0.01	—	—	—	—	—	—	4	0.01
Impacts associated with the sales of CES [1] and CIS [2] (net of taxes of $0) [4]	—	—	—	—	—	—	7	0.01	7	0.01
Impacts associated with Series C preferred stock										
Preferred stock dividend requirement and amortization of beneficial conversion	—	—	—	—	23	0.04	—	—	23	0.04
Impact of increased share count on EPS if issued as common stock	—	(0.03)	—	0.01	—	0.01	—	—	—	(0.01)
Total Series C impacts	—	(0.03)	—	0.01	23	0.05	—	—	23	0.03
Loss on impairment (net of taxes of $29) [4]	—	—	92	0.15	—	—	—	—	92	0.15
Corporate and Other Allocation	(19)	(0.03)	7	0.02	13	0.01	(1)	—	—	—
Consolidated on a non-GAAP basis	$ 173	$ 0.29	$ 27	$ 0.05	$ —	$ —	$ —	$ —	$ 200	$ 0.34

(1) Energy Services segment

(2) Infrastructure Services segment

(3) Quarterly diluted EPS on both a GAAP and non-GAAP basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS. EPS figures for Utility Operations, Corporate and Other, and Discontinued Operations are non-GAAP financial measures.

(4) Taxes are computed based on the impact removing such item would have on tax expense

(5) Comprised of common stock of AT&T Inc. and Charter Communications, Inc.

(6) Corporate and Other, plus income allocated to preferred shareholders

6

Year-to-Date September 30, 2020	Utility Operations		Midstream Investments (Disc. Operations)		Corporate and Other [6]		CES[1] & CIS[2] (Disc. Operations)		Consolidated	
	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]	Dollars in millions	Diluted EPS [3]
Consolidated income (loss) available to common shareholders and diluted EPS	$ 389	$ 0.74	$ (1,138)	$ (2.17)	$ (169)	$ (0.32)	$ (182)	$ (0.35)	$ (1,100)	$ (2.10)
Timing effects impacting CES [1]:										
Mark-to-market (gains) losses (net of taxes of $3) [4]	—	—	—	—	—	—	(10)	(0.02)	(10)	(0.02)
ZENS-related mark-to-market (gains) losses:										
Marketable securities (net of taxes of $3) [4][5]	—	—	—	—	(11)	(0.02)	—	—	(11)	(0.02)
Indexed debt securities (net of taxes of $5) [4]	—	—	—	—	20	0.04	—	—	20	0.04
Impacts associated with the Vectren merger (net of taxes of $1, $3) [4]	5	0.01	—	—	12	0.02	—	—	17	0.03
Severance costs (net of taxes of $3, $0) [4]	11	0.02	—	—	2	—	—	—	13	0.02
Impacts associated with the sales of CES [1] and CIS [2] (net of taxes of $10) [4]	—	—	—	—	—	—	217	0.41	217	0.41
Impacts associated with Series C preferred stock										
Preferred stock dividend requirement and amortization of beneficial conversion	—	—	—	—	39	0.08	—	—	39	0.08
Impact of increased share count on EPS if issued as common stock	—	(0.04)	—	0.12	—	0.01	—	—	—	0.09
Total Series C impacts	—	(0.04)	—	0.12	39	0.09	—	—	39	0.17
Losses on impairment (net of taxes of $0, $408) [4]	185	0.33	1,269	2.29	—	—	—	—	1,454	2.62
Corporate and Other Allocation	(61)	(0.11)	(40)	(0.08)	107	0.19	(6)	—	—	—
Consolidated on a non-GAAP basis	529	0.95	91	0.16	—	—	19	0.04	639	1.15
Exclusion of CES [1] and CIS [2] Discontinued Operations [7]	—	—	—	—	—	—	(19)	(0.04)	(19)	(0.04)
Consolidated on a non-GAAP basis, excluding CES [1] and CIS [2]	$ 529	$ 0.95	$ 91	$ 0.16	$ —	$ —	$ —	$ —	$ 620	$ 1.11

(1) Energy Services segment

(2) Infrastructure Services segment

(3) Quarterly diluted EPS on both a GAAP and non-GAAP basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS. EPS figures for Utility Operations, Corporate and Other, and Discontinued Operations are non-GAAP financial measures.

(4) Taxes are computed based on the impact removing such item would have on tax expense

(5) Comprised of common stock of AT&T Inc. and Charter Communications, Inc.

(6) Corporate and Other, plus income allocated to preferred shareholders

(7) Results related to Energy Services and Infrastructure Services discontinued operations are excluded from the company's non-GAAP results

7

8 Filing of Form 10-Q for CenterPoint Energy, Inc. Today, CenterPoint Energy, Inc. filed with the Securities and Exchange Commission (SEC) its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021. A copy of that report is available on the company’s website, under the Investors section. Investors and others should note that we may announce material information using SEC filings, press releases, public conference calls, webcasts, and the Investor Relations page of our website. In the future, we will continue to use these channels to distribute material information about the company and to communicate important information about the company, key personnel, corporate initiatives, regulatory updates and other matters. Information that we post on our website could be deemed material; therefore we encourage investors, the media, our customers, business partners and others interested in our company to review the information we post on our website. Webcast of Earnings Conference Call CenterPoint Energy’s management will host an earnings conference call on Thursday, November 4, 2021, at 7:00 a.m. Central time/8:00 a.m. Eastern time. Interested parties may listen to a live audio broadcast of the conference call on the company’s website under the Investors section. A replay of the call can be accessed approximately two hours after the completion of the call and will be archived on the website for at least one year. About CenterPoint Energy, Inc. As the only investor owned electric and gas utility based in Texas, CenterPoint Energy, Inc. (NYSE: CNP) is an energy delivery company with electric transmission and distribution, power generation and natural gas distribution operations that serve more than 7 million metered customers in Arkansas, Indiana, Louisiana, Minnesota, Mississippi, Ohio, Oklahoma and Texas. As of September 30, 2021, the company owned approximately $37 billion in assets and also owned 53.7 percent of the common units representing limited partner interests in Enable Midstream Partners, LP, a publicly traded master limited partnership that owns, operates and develops strategically located natural gas and crude oil infrastructure assets. With approximately 9,500 employees, CenterPoint Energy and its predecessor companies have been in business for more than 150 years. For more information, visit CenterPointEnergy.com. Forward-looking Statements This news release includes, and the earnings conference call will include, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "target," "will" or other similar words are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual events and results may differ materially from those expressed or implied by these forward-looking statements. Any statements in this news release or on the earnings conference call regarding capital investments, the reopening of the economy, rate base growth and our ability to achieve it, the impacts of the February 2021 winter storm event on our business and service territories and the recovery and timing of recovery of gas costs in connection with the winter storm event, future earnings and guidance, including long-term growth rate, dividends and dividend growth rate, operations and maintenance expense reductions, financing plans (including future equity issuances and credit metrics), and future financial performance and results of operations, including with respect to regulatory actions, the expected closing of, or proceeds from the pending merger between Enable and Energy Transfer (including our planned exit from midstream) or the pending sale of our Arkansas and Oklahoma gas LDC businesses, our ability to exit our Midstream Investments reportable segment, customer rate affordability, value creation, opportunities and expectations, ESG strategy, including transition to Net- Zero, and any other statements that are not historical facts are forward-looking statements. Each forward-looking statement contained in this news release or discussed on the earnings conference call speaks only as of the date of this release or the earnings conference call.

9 Important factors that could cause actual results to differ materially from those indicated by the provided forward-looking information include, but are not limited to, risks and uncertainties relating to: (1) CenterPoint Energy’s or Enable’s potential business strategies and strategic initiatives, restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including the pending sale of our Natural Gas businesses in Arkansas and Oklahoma, which may not be completed or result in the benefits anticipated by CenterPoint Energy, the pending merger between Enable and Energy Transfer, which may not be completed or result in the benefits anticipated by CenterPoint Energy or Enable, and our planned exit from our Midstream Investments reportable segment, which may not be completed or result in the benefits anticipated by CenterPoint Energy; (2) industrial, commercial and residential growth in CenterPoint Energy’s service territories and changes in market demand; (3) CenterPoint Energy's ability to fund and invest planned capital, and timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment, including costs associated with the February 2021 winter storm event; (4) the performance of Enable, the amount of cash distributions CenterPoint Energy receives from Enable, and the value of CenterPoint Energy’s interest in Enable; (5) the integration of the businesses acquired in the merger with Vectren Corporation (Vectren), including the integration of technology systems, and the ability to realize additional benefits and commercial opportunities from the merger; (6) financial market and general economic conditions, including access to debt and equity capital and the effect on sales, prices and costs; (7) actions by credit rating agencies, including any potential downgrades to credit ratings; (8) the timing and impact of regulatory proceedings and actions and legal proceedings, including those related to the February 2021 winter storm event; (9) legislative decisions, including tax and developments related to the environment such as global climate change, air emissions, carbon, waste water discharges and the handling of coal combustion residuals, among others, and CenterPoint Energy’s net-zero targets; (10) the impact of the COVID-19 pandemic; (11) the recording of impairment charges, including any impairments related to CenterPoint Energy’s investment in Enable; (12) weather variations and CenterPoint Energy’s ability to mitigate weather impacts, including impacts from the February 2021 winter storm event; (13) changes in business plans; (14) CenterPoint Energy’s ability to execute on its initiatives, targets and goals, including its Net Zero emission goals and operations and maintenance goals; and (15) other factors discussed in CenterPoint Energy’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, and CenterPoint Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, including in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” sections of such reports, and other reports CenterPoint Energy or its subsidiaries may file from time to time with the Securities and Exchange Commission.